Exhibit 19.1

First United Corporation

Statement of Company Policy

Regarding Insider Trading

Securities Trades by First United Corporation's Directors, Officers and Employees

First United Corporation, Inc., a Maryland corporation ("First United" or the "Corporation") has adopted the following policy regarding trading by its personnel in First United securities. It applies to all directors, officers, and employees of the Corporation and its subsidiaries.

The Need for A Policy Statement

This Policy Statement has been developed:

●To educate all First United personnel;
●To set forth guidelines for courses of action;
●To protect First United and all its personnel against legal liability; and
●To preserve the reputation of First United and its personnel for integrity and ethical conduct.

Because First United is a public company, transactions in the Corporation's securities are subject to the Federal securities laws and regulations adopted by the United States Securities and Exchange Commission (the "SEC"). These laws and regulations make it illegal for an individual to buy or sell securities of the Corporation while aware of "inside information." The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who trade on "insider information," but also to their "tippers." The Corporation and "controlling persons" of the Corporation may also be liable for violations by the Corporation's employees.

In addition to responding to the statutes and regulations, we are adopting this policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with First United (not just so-called "insiders").

The Consequences

The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

●A civil penalty of up to three times the profit gained, or loss avoided;
●A criminal fine (no matter how small the profit) of up to $1.0 million; and
●A jail term of up to ten (10) years.

These penalties can apply even if the individual is not a member of the Board of Directors or an officer of First United. Moreover, if an employee violates our insider trading policy, First United's imposed sanctions, including dismissal for cause, could result from failing to comply with the Corporation's policy or procedures.

For a publicly held company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●	A civil penalty of the greater of $1.0 million or three times the profit gained, or loss avoided as a result of the employee's violation; and

●	A criminal penalty of up to $2.5 million.

Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

Our Policy

If any member of the Board of Directors of First United, any officer of First United, or any employee of First United is aware of material non-public information relating to First United, it is First United's policy that neither that person nor any related persons may buy or sell securities of First United or engage in any other action to take advantage of, or pass on to others, that information.

This policy also applies with equal force to information relating to any other company, including our customers or suppliers, obtained by a member of the Board of Directors, an officer or an employee of the Corporation during his or her service to or employment by the Corporation.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Non-Public Information. Material non-public information is any information that:

Is not generally known to the public, and which, if publicly known, would likely affect either the market price of First United securities or a person's decision to buy, sell or hold First United securities.

Examples. Common examples of information that will frequently be regarded as material are:

●	Projections of future growth;
●	Earnings or losses;
●	News of a pending or proposed merger, acquisition or tender offer;
●	An important financing transaction;
●	The proposed offering of additional securities;
●	Changes in management;
●	Financial liquidity problems; and
●	Internal financial information which departs from what the market would expect.

Either positive or negative information may be material. We emphasize that this list is merely illustrative.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how SEC regulators and others might view your transaction in hindsight.

Transactions by Family Members. These restrictions also apply to your immediate family members,

that is, any spouse, parent, child or sibling, and others living in your household. Employees are expected to be responsible for the compliance of members of their immediate family and personal household with this Policy Statement. This means that, to the extent such family/household members intend to trade in First United securities, they need to comply with regularly-scheduled and other black-out periods applicable to their household members who are Company personnel. SEC regulations now specifically provide that any material non-public information about the Corporation communicated to an immediate family member is considered to have been communicated under a duty of trust or confidence; any trading in First United securities by such family members while they are aware of such information may, therefore, violate insider trading laws and regulations.

Tipping Information to Others. Whether the information is proprietary information about First United or information that could have an impact on our stock price, First United personnel must not pass the information on to others. The above penalties apply, whether or not you derive any monetary benefit from another person's actions. Insider information is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures.

When Information is Public. Because First United's shareholders and the investing public should be afforded time to receive information and to act upon it, as a general rule you should not engage in any transactions until at least the beginning of the second business day after the information has been released. Thus, if an announcement were made on a Monday, Wednesday generally would be the earliest day on which you should trade. If an announcement were made on a Friday, Tuesday generally would be the earliest day on which you should trade. However, if the information released is complex, it may be necessary to allow additional time for the information to be absorbed by investors. In such circumstances, you will be notified by the CFO who will act as our "Policy Administrator," regarding a suitable waiting period before trading.

Prevention of Insider Trading by Others. If you become aware of a potential insider trading violation, you must immediately advise our Policy Administrator. You should also take steps, where appropriate, to prevent persons under your supervision and/or control from using inside information for trading purposes. Moreover, Company-imposed sanctions, including dismissal for cause, could result if an employee fails to comply with this Policy Statement.

Confidentiality. Serious problems could impact the Corporation by the unauthorized disclosure of internal information about First United, whether or not for the purpose of facilitating improper trading in the securities of First United. First United's Directors and all other personnel should not discuss internal company matters or developments with anyone outside of the Corporation, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Corporation that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Corporation be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Chief Executive Officer or the Chief Financial Officer.

Additional Prohibited Transactions Because we believe it is generally improper and inappropriate for the Corporation's personnel to engage in short-term or speculative transactions involving the Corporation's securities, it is our policy that members of the Board of Directors, officers, and employees and their immediate family/household members should not engage in any of the following activities with respect to First United securities:

●	Trading in the Corporation's securities on a short-term basis. Any shares of First United's common stock purchased in the open market should be held for a minimum of six months and ideally longer.
●	Short sales of the Corporation's securities.
●	Use of the Corporation's securities to secure a margin or other loan, except in limited cases with the prior written approval of the Policy Administrator.

Trading Procedures Applying to all Company Personnel

While it is never permissible to trade based on material non-public information, we are implementing the following procedures to help prevent inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, where an employee engages in a trade while unaware of a pending major development).

Prohibited Periods for Trading. All members of the Board of Directors, officers, and employees of the Corporation and their immediate family/household members are prohibited from trading in any securities of the Corporation during the following periods:

●	Prior to the public announcement of material information and until the beginning of the second business day after the day the Corporation has made a public announcement of material information, including earnings releases (if the information released is complex or not disclosed in a press release, it may be necessary to extend this period, in which case the Policy Administrator will notify you of the waiting period); and

●	The Corporation may from time to time require all Company personnel or selected Company personnel with access to material non-public information to refrain from trading during other specified periods when significant developments or announcements are anticipated.

You will be notified by e-mail or electronic bulletin board when you may not trade in the Corporation's securities as a result of a recent public announcement of material information or during periods when significant developments or announcements are anticipated. Of course, even during periods when trading is permitted, no one should trade in the Corporation's securities if he or she possesses material nonpublic information.

Special Procedures Applying to Members of the Board of Directors, Senior Management and Financial Team Members

The following members of management constitute the "Senior Management" of the Corporation: Chief Executive Officer; Chief Financial Officer; and Executive Management. The Chief Executive Officer, Chief Financial Officer and the Controller, constitute the Financial Team Members of the Corporation.

Prohibited Periods for Trading. Members of the Board of Directors, Senior Management and Financial Team Members are prohibited from trading in First United securities during the following periods:

The periods from 14 days prior to the close of each fiscal quarter until the beginning of the second business day after the release of the Corporation's financial results for each quarter and, in the case of the fourth quarter, financial results for the year end; and

●	Any other periods as determined by the Corporation.

Pre-Clearance of Trades by Directors and Officers

It is advisable that all transactions in First United securities (acquisitions, dispositions, transfers, etc.), including the execution of trading plans, by members of the Board of Directors and Senior Management should be pre-cleared in advance by the Policy Administrator. Please note that such pre-clearance does not provide the director or officer with immunity from investigation or suit, for which it is the responsibility of the individual to comply with the Federal securities and regulations.

Exception for Trading Plans

Notwithstanding the restrictions and prohibitions on trading in First United securities as set forth in this Policy Statement, persons subject to this Policy Statement are permitted to effect transactions in Company securities pursuant to approved trading plans established under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("Trading Plans"), including transactions during the prohibited periods discussed in the Policy Statement. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material non-public information. Any director, officer, employee, or their immediate family/household members seeking to establish a Trading Plan in First United securities should contact the Policy Administrator.

Company Assistance

Any person who has any questions about a specific transaction(s) or this Policy Statement in general may obtain additional guidance from the Policy Administrator. Remember, however, the ultimate responsibility for adhering to the Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.